

September 26, 2017

Huang Pin Lung
Chief Executive Officer
Gushen Inc.
13A-1&2, Block 2A
Plaza Sentral
Jalan Stesen Sentral 5
50470 Kuala Lumpur
Malaysia

   **Re: Gushen Inc.**
     **Registration Statement on Form 10-12G**
     **Filed August 15, 2017**
     **File No. 0-55666**

Dear Mr. Huang Pin Lung:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terry French for

      Larry Spirgel
      Assistant Director
      AD Office 11 – Telecommunications